Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2010. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

Form of Government

Presidential elections were held on July 1, 2012. According to preliminary results, Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI), was elected President of Mexico. In accordance with Mexico’s electoral law, if the electoral results are officially validated by the Tribunal Electoral del Poder Judicial de la Federación (the federal electoral court), his term will begin on December 1, 2012 and will expire on November 30, 2018. The federal electoral court is expected to resolve some claims filed by certain political parties by August 31, 2012.

Local elections for state governorships in Chiapas, Guanajuato, Jalisco, Morelos, Tabasco and Yucatán and an election for the mayorship of the Federal District were held most recently on July 1, 2012. The PRI retained the governorship of Yucatán and won additional governorships in Jalisco and Chiapas but lost the governorship of Tabasco. The Partido Acción Nacional (National Action Party, or PAN) retained the governorship of Guanajuato but lost the governorships of Jalisco and Morelos. The Partido de la Revolución Democrática (Democratic Revolution Party, or PRD) retained the mayorship of the Federal District and won two additional governorships in Tabasco and Morelos but lost the governorship of Chiapas. After giving effect to these elections, the PRD holds three state governorships and the mayorship of the Federal District, the PAN holds four state governorships, an alliance formed by the PAN and the PRD holds three state governorships and the PRI holds the remaining 21 of the 31 state governorships.

Congressional elections for all 128 seats in the Cámara de Senadores (Senate) and 500 seats in the Cámara de Diputados (Chamber of Deputies) were also held on July 1, 2012. The following table provides the current distribution of congressional seats, reflecting certain post-election changes in the party affiliations of certain senators and deputies.

Party Representation in the Mexican Congress

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Action Party	50	39.1%	142	28.4%
Institutional Revolutionary Party	32	25.0	242	48.4
Democratic Revolution Party	23	18.0	63	12.6
Ecological Green Party of Mexico	8	6.3	22	4.4
Citizen Movement Party	5	3.9	6	1.2
Labor Party	5	3.9	14	2.8
New Alliance	0	0.0	8	1.6
Unaffiliated	5	3.9	3	0.6

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

Source: Senate and Chamber of Representatives.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) increased by 3.9% in real terms during 2011, as compared to 2010. Global economic activity began to recover at the beginning of the second half of 2009 and continued in 2010, after a deep contraction in the first half of 2009. However, the recovery lost momentum during 2011 due to natural disasters in Asia, increases in cost of primary products in the first half of 2011 and the sovereign debt crisis in the Eurozone. Less favorable global economic conditions than expected in the first half of 2011, especially decreased external demand in the U.S., hindered the growth of the Mexican economy. During 2011, the utilities sector increased by 5.6%; the construction sector increased by 4.8%; the manufacturing sector increased by 5.2%; the wholesale and retail trade sector increased by 7.6%; the transportation and warehousing sector increased by 3.4%; the information sector increased by 6.6%; the finance and insurance sector increased by 5.4%; the real estate, rental and leasing sector increased by 2.1%; the professional, scientific and technical services sector increased by 5.9%; the management of companies and enterprises sector increased by 5.7%; the administrative support, waste management and remediation sector increased by 4.3%; the education services sector increased by 1.5%; the health care and social assistance sector increased by 1.6%; the arts, entertainment and recreation sector increased by 6.4%; the accommodation and food services sector increased by 2.6% and other services (except public administration) increased by 4.0%, each in real terms as compared to 2010. In contrast, the agriculture, forestry, fishing and hunting sector decreased by 3.0%; the mining sector decreased by 1.9% and the public administration sector decreased by 0.8%, each in real terms as compared to 2010.

According to preliminary figures, Mexico’s GDP increased by 4.6% in real terms during the first three months of 2012, as compared to the first three months of 2011. During the first three months of 2012, the agriculture, forestry, fishing and hunting sector increased by 6.8%; the mining sector increased by 0.6%; the utilities increased by 3.4%; the construction sector increased by 4.9%; the manufacturing sector increased by 5.5%; the wholesale and retail trade sector increased by 6.7%; the transportation and warehousing sector increased by 5.4%; the information sector increased by 4.3%; the finance and insurance sector increased by 13.0%; the real estate, rental and leasing sector increased by 2.2%; the professional, scientific and technical services sector increased by 4.2%; the management of companies and enterprises sector increased by 5.8%; the administrative support, waste management and remediation sector increased by 2.4%; the education services sector increased by 1.7%; the health care and social assistance sector increased by 2.1%; the arts, entertainment and recreation sector increased by 1.1%; the accommodation and food services sector increased by 4.4%; other services (except public administration) increased by 4.9% and the public administration sector increased by 4.1%, each in real terms as compared to the same period of 2011.

The following table sets forth the change in Mexico’s real GDP by sector for the periods indicated.

Real GDP Growth by Sector

	2007	2008	2009(1)	2010(1)	2011(1)	First Three Months of 2012(1)(2)
GDP (constant 2003 prices)	3.3%	1.2%	(6.0)%	5.5%	3.9%	4.6%
Primary Activities:
Agriculture, forestry, fishing and hunting	2.3	1.2	(3.2)	2.9	(3.0)	6.8
Secondary Activities:
Mining	(0.2)	(1.7)	(2.9)	1.2	(1.9)	0.6
Utilities	3.7	(2.3)	1.8	10.3	5.6	3.4
Construction	4.4	3.1	(7.3)	(0.1)	4.8	4.9
Manufacturing	1.7	(0.7)	(9.9)	9.9	5.2	5.5
Tertiary activities:
Wholesale and retail trade	5.0	0.9	(14.2)	13.1	7.6	6.7
Transportation and warehousing	3.7	0.0	(5.9)	7.5	3.4	5.4
Information	11.6	8.0	0.8	1.5	6.6	4.3
Finance and insurance	13.9	12.8	1.7	13.1	5.4	13.0
Real estate, rental and leasing	3.1	3.0	(1.9)	1.9	2.1	2.2
Professional, scientific and technical services	3.1	3.0	(5.1)	(1.0)	5.9	4.2
Management of companies and enterprises	(3.0)	14.0	(8.1)	5.5	5.7	5.8
Administrative support, waste management and remediation services	3.1	1.6	(4.8)	1.6	4.3	2.4
Education services	1.9	0.8	0.5	0.1	1.5	1.7
Health care and social assistance	2.5	(1.5)	0.8	0.8	1.6	2.1
Arts, entertainment and recreation	3.1	1.5	(4.6)	6.0	6.4	1.1
Accommodation and food services	2.6	0.9	(7.7)	3.2	2.6	4.4
Other services (except public administration)	3.9	0.7	(1.0)	1.0	4.0	4.9
Public administration	1.7	1.1	3.8	3.1	(0.8)	4.1

Note: Numbers may not total due to rounding.

(1)	Preliminary. These figures are subject to periodic revision.
(2)	First three months of 2012 as compared to the same period of 2011.

Source: National Institute of Statistics, Geography and Informatics.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the year ended December 31, 2011 was 3.8%, 0.6 percentage points lower than during 2010. During the first six months of 2012, consumer inflation was 0.8%, 0.5 percentage points higher than during the same period of 2011.

Unemployment Rate

At June 30, 2012, the unemployment rate was 4.8%, as compared to an unemployment rate of 4.5% at December 31, 2011.

Interest Rates

During the first six months of 2012, interest rates on 28-day Treasury bills (Cetes) averaged 4.3% and interest rates on 91-day Cetes averaged 4.4%, as compared to average rates on 28-day Cetes of 4.2% and on 91-day Cetes of 4.4% during the same period of 2011. On August 1, 2012, the 28-day Cetes rate was 4.0% and the 91-day Cetes rate was 4.4%.

Principal Sectors of the Economy

Petroleum and Petrochemicals

Based on the preliminary, unaudited interim financial information of PEMEX for the six months ended June 30, 2012, PEMEX’s total sales revenues increased by 9.6%, from Ps. 746.0 billion in the first six months of 2011 to Ps. 817.4 billion in the same period of 2012. This increase resulted primarily from increased volume and higher prices of domestic products sold, as well as from the depreciation of the Mexican peso against the U.S. dollar. “PEMEX” refers to Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies.

Domestic sales increased by 11.0% in the six months ended June 30, 2012, from Ps. 375.5 billion in the first six months of 2011 to Ps. 416.6 billion in the same period of 2012, primarily due to higher crude oil prices and increases in the domestic prices and volumes of sales of petroleum products sold by PEMEX. Total export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) increased by 8.0% in peso terms for the six months ended June 30, 2012, from Ps. 367.8 billion in the first six months of 2011 to Ps. 397.3 billion in the same period of 2012, primarily as a result of an increase in the average prices for exports in peso terms.

In the six months ended June 30, 2012, PEMEX had a net income of Ps. 8.0 billion from Ps. 817.4 billion in total sales revenues, as compared to a net income of Ps. 17.6 billion from Ps. 746.0 billion in total sales revenues in the same period of 2011.

Financial System

2011 and 2012 Monetary Programs

Consistent with Mexico’s monetary program for 2011, Mexico’s monetary program for 2012 has as its principal objective the achievement of an inflation rate at or below its permanent target of 3.0% (+/-1.0%). Mexico’s monetary programs for 2011 and 2012 contained the following elements:

•	the announcement of an explicit, multi-year plan to control inflation;

•	a systematic analysis of the economy and inflationary pressures;

•	a description of the instruments used by Banco de México to achieve its objectives; and

•	a policy of communication that promotes transparency, credibility and effective monetary policy.

At May 31, 2012, the M1 money supply was 13.0% greater in real terms, as compared to the level at May 31, 2011. This increase was driven by higher amounts of bills and coins held by the public and an increase in checking account deposits. The amount of bills and coins held by the public at May 31, 2012 was 12.2% greater in real terms than at May 31, 2011, while the aggregate amount of checking account deposits denominated in pesos at May 31, 2012 was 14.7% greater in real terms than the amount of checking account deposits at May 31, 2011.

At May 31, 2012, financial savings were 12.2% greater in real terms than financial savings at May 31, 2011. Savings generated by Mexican residents were 8.5% greater in real terms, and savings generated by non-residents were 37.2% greater in real terms than their respective levels at May 31, 2011.

At December 31, 2011, the monetary base totaled Ps. 763.5 billion, a 10.1% increase in nominal terms, as compared to Ps. 693.4 billion at December 31, 2010. At July 22, 2012, the monetary base totaled Ps. 746.4 billion, a 2.2% nominal decrease from Ps. 763.5 billion at December 31, 2011, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of August 2, 2012, the minimum overnight funding rate remained at 4.50%.

The Securities Market

At August 1, 2012, the Mexican Stock Market Index stood at 40,805.40 points, representing a 10.1% nominal increase from the level at December 30, 2011.

Banking Supervision and Support

At May 31, 2012, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 65.1 billion, as compared with Ps. 60.2 billion at December 31, 2011. At May 31, 2012, the total loan portfolio of the banking system was 4.1% greater in real terms than the total loan portfolio at December 31, 2011. The past-due loan ratio of commercial banks was 2.5% at May 31, 2012, as compared to a ratio of 2.5% at December 31, 2011. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 121.1 billion at May 31, 2012, as compared to Ps. 115.0 billion at December 31, 2011. As a result, commercial banks had reserves covering 186.1% of their past-due loans at May 31, 2012, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first five months of 2012, Mexico registered a trade surplus of U.S. $2.7 billion, as compared with a trade surplus of U.S. $3.1 billion for the same period of 2011. Merchandise exports increased by 9.4% during the first five months of 2012, to U.S. $153.9 billion, as compared to U.S. $140.7 billion for the same period of 2011. During the first five months of 2012, petroleum exports increased by 2.7%, while non-petroleum exports increased by 10.7%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2011. Exports of manufactured goods, which represented 79.8% of total merchandise exports, increased by 10.4% during the first five months of 2012, as compared with exports of manufactured goods during the same period of 2011.

According to preliminary figures, during the first five months of 2012, total imports increased by 9.9%, to U.S. $151.2 billion, as compared to U.S. $137.6 billion for the same period of 2011. During the first five months of 2012, imports of intermediate goods increased by 9.0%, imports of capital goods increased by 15.1% and imports of consumer goods increased by 10.8%, in each case as compared to the same period of 2011.

Balance of International Payments

According to preliminary figures, during the first three months of 2012, Mexico’s current account registered a deficit of 0.0% of GDP, or U.S. $46.9 million, as compared to a deficit of U.S. $1.9 billion in the same period of 2011. The capital account registered a U.S. $21.8 billion surplus in the first three months of 2012, as compared with a U.S. $13.0 billion surplus registered in the same period of 2011. Net foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $20.2 billion during the first three months of 2012, as compared to U.S. $16.0 billion during the same period of 2011. Net foreign investment in Mexico was composed of foreign direct investment totaling U.S. $4.4 billion and net foreign portfolio investment in-flows totaling U.S. $15.8 billion during the first three months of 2012, as compared to U.S. $6.6 billion of foreign direct investment and U.S. $9.4 billion of net portfolio investment during the same period of 2011.

At July 13, 2012, Mexico’s international reserves totaled U.S. $157.9 billion, an increase of U.S. $15.4 billion, as compared to international reserves at December 31, 2011. At July 13, 2012, the net international assets of Banco de México totaled U.S. $162.9 billion, an increase of U.S. $13.6 billion, as compared to net international assets at December 31, 2011.

Exchange Controls and Foreign Exchange Rates

During 2011, the average peso/dollar exchange rate was Ps. 12.4354 = U.S. $1.00. During the first six months of 2012, the average peso/dollar exchange rate was Ps. 13.2683 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on August 1, 2012 (which took effect on the second business day thereafter) was Ps. 13.2867 = U.S. $1.00.

On November 29, 2011, the Comisión de Cambios (Foreign Exchange Commission) announced that Banco de México will conduct an auction of U.S. $400 million each business day, at a peso/dollar exchange rate that is, at a minimum, 2% weaker than the peso/dollar exchange rate on the previous business day. The auction will result in a sale only when the exchange rate depreciates more than 2% as compared with the previous day’s exchange rate. This tool has been used in the past to promote liquidity in the foreign exchange market. From November 30, 2011 through July 23, 2012, the auction resulted in a sale on only three different days, totaling U.S. $646.0 million.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first three months of 2012, the public sector balance registered a deficit of Ps. 49.5 billion in nominal pesos, as compared to a surplus of Ps. 1.3 billion in nominal pesos registered during the same period of 2011. Excluding physical investments by PEMEX, the public sector balance registered a surplus of Ps. 169 million during the first three months of 2012, as compared to a surplus of Ps. 40.0 billion registered during the same period of 2011.

In the first three months of 2012, public sector budgetary revenues totaled Ps. 861.6 billion in nominal pesos, a 7.2% increase in real terms as compared to the same period of 2011. This increase is mainly explained by a 18.8% increase in crude oil revenues and a 1.3% increase in non-oil tax revenues, each in real terms as compared to the same period of 2011.

According to preliminary figures, during the first three months of 2012, crude oil revenues increased by 18.8% in real annual terms as compared to the same period of 2011, primarily as a result of a 25.6% increase in the price of crude oil exports, which was partially offset by a 1.2% decrease in crude oil production. Non-oil tax revenues increased by 1.3% in real terms. This growth in tax revenues was partially offset by the elimination of the vehicle ownership tax. Excluding the effect of the vehicle ownership tax, tax revenues increased by 3.1% in real terms.

According to preliminary figures, during the first three months of 2012, net public sector budgetary expenditures increased by 12.5% in real terms as compared to the same period of 2011. During the first three months of 2012, public sector financing costs increased by 20.5% in real terms as compared to the same period of 2011, mainly as a result of the depreciation of the Mexican peso against the U.S. dollar and greater amortization of Pemex debt principal.

At March 31, 2012, the Fondo de Estabilización de los Ingresos Petroleros (Oil Revenues Stabilization Fund) totaled Ps. 21.6 billion, the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 14.2 billion, the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) totaled Ps. 1.3 billion and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) totaled Ps. 27.3 billion.

2012 Budget

On September 8, 2011, the President of Mexico submitted the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Revenue Law for 2012, the 2012 Revenue Law) and the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2012 (Federal Expenditure Budget for 2012, the 2012 Expenditure Budget) to Congress for approval. The 2012 Revenue Law and the 2012 Expenditure Budget were approved on October 27, 2011 and November 15, 2011, and were published in the Diario Oficial de la Federación (Official Gazette of the Federation) on November 16, 2011 and December 12, 2011 respectively (together, the 2012 Budget).

The 2012 Budget, as adopted by Congress, provides for a public sector budget deficit, excluding physical investment by PEMEX, of Ps. 95.2 billion, or 0.4% of GDP. Including physical investment by PEMEX, the 2012 Budget provides for a public sector budget deficit of 2.4% of GDP.

The 2012 Budget, as approved by Congress, contemplates public sector budgetary revenues totaling Ps. 3,310.5 billion, a 4.7% increase in real terms as compared to public sector budgetary revenues estimated for the Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Revenue Law for 2011). The Government estimates that expenditures will total Ps. 3,405.7 billion during 2012 (excluding estimated physical investment expenditures by PEMEX totaling Ps. 301.2 billion), a 4.4% increase in real terms as compared to the amount approved in the Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2011 (the Federal Expenditure Budget for 2011 and, together with the Federal Revenue Law for 2011, the 2011 Budget).

The 2012 Budget allows the Government to increase expenditures for social development by 6.4%, national security by 9.4% and science, technology and innovation by 18.6%, each as compared to the amounts budgeted for 2011.

The preliminary results for 2011 and the first three months of 2012, as well as the budget assumptions and targets for the 2011 Budget and the 2012 Budget, are presented below.

2011 and First Three Months of 2012 Results;

2011 Budget and 2012 Budget Assumptions and Targets

2011 Budget(5)	2011 Results(2)	2012 Budget(6)	First Three Months 2012 Results(2)
Real GDP growth (%)	3.8%	3.9%	3.3%	4.6%
Increase in the national consumer price index (%)	3.0%	3.8%	3.0%	1.0%
Average export price of Mexican oil mix (U.S.$/barrel)	U.S. $65.4	0(3)	U.S. $	101.0	0	U.S. $	84.9	0(3)	U.S. $	110.5	3
Current account deficit as % of GDP	n.a	.	0.8%	n.a	.	0.0%
Average exchange rate (Ps./U.S.$1.00)	12.9	12.4	12.8	13.0
Average rate on 28-day Cetes (%)	5.0%	4.2%	4.6%	4.3%
Public sector balance as % of GDP(4)	(0.5%)	(0.6%)	(0.4%)	(0.3%)
Primary balance as % of GDP(4)	n.a	.	1.3%	n.a	.	0.0%

Note: n.a. = not available.

(1)	Preliminary. This note only applies to real GDP growth and figures expressed as a percentage of GDP, which are subject to periodic revision.
(2)	Preliminary.
(3)	The Government entered into agreements to hedge oil prices in order to isolate the 2011 Budget and 2012 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Revenue Law for 2011 and Federal Revenue Law for 2012.
(4)	Excluding physical investments by PEMEX.
(5)	2011 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2011 (General Economic Policy Guidelines for 2011) published in September 2010 and in the Programa Económico 2011 (Economic Program for 2011) published in November 2010, as modified by the 2011 Budget adopted by Congress.
(6)	2012 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2012 (General Economic Policy Guidelines for 2012) published in September 2011 and in the Programa Económico 2012 (Economic Program for 2012) published in November 2011, as modified by the 2012 Budget adopted by Congress.

Source: Ministry of Finance and Public Credit.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at March 31, 2012, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at March 31, 2012 the net internal debt of the Government totaled Ps. 3,209.5 billion, as compared to Ps. 3,112.1 billion outstanding at December 31, 2011. At March 31, 2012, the gross internal debt of the Government totaled Ps. 3,388.9 billion, as compared to Ps. 3,197.7 billion of gross internal debt at December 31, 2011. Of the total gross internal debt of the Government at March 31, 2012, Ps. 381.6 billion represented short-term debt and Ps. 3,007.3 billion represented long-term debt, as compared to Ps. 349.8 billion of short-term debt and Ps. 2,847.9 billion of long-term debt at December 31, 2011. The Government’s financing costs on internal debt totaled Ps. 8.5 billion during the first three months of 2012, a decrease of 15.5% as compared to the same period of 2011.

During the first three months of 2012, the average maturity of the Government’s internal debt decreased by 0.16 years, from 7.61 years at December 31, 2011 to 7.45 years at March 31, 2012.

The following table summarizes the net internal public debt of the Mexican Government at each of the dates indicated.

Internal Debt of the Mexican Government(1)

	At December 31,										At March 31,
	2007		2008		2009		2010		2011		2012(2)
	(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps. 1,795.8	94.7%	Ps. 2,021.2	84.2%	Ps. 2,379.3	88.0%	Ps. 2,553.9	88.4%	Ps. 2,882.8	90.2%	Ps. 3,069.6	90.6%
Cetes	340.5	18.0	357.1	14.9	498.8	18.5	394.0	13.6	456.6	14.3	489.0	14.4
Floating Rate Bonds	325.0	17.1	243.6	10.1	243.5	9.0	183.0	6.3	202.5	6.3	206.4	6.1
Inflation-Linked Bonds	235.3	12.4	334.9	13.9	430.6	15.9	530.1	18.4	642.1	20.1	693.0	20.4
Fixed Rate Bonds	895.1	47.2	1,085.6	45.2	1,206.5	44.6	1,446.8	50.1	1,581.6	49.5	1,681.1	49.6
Other	100.6	5.3	380.1	15.8	323.4	12.0	334.3	11.6	314.9	9.8	319.6	9.4

Total Gross Debt	Ps. 1,896.3	100.0%	Ps. 2,401.3	100.0%	Ps. 2,702.8	100.0%	Ps. 2888.3	100%	Ps. 3,197.7	100%	Ps. 3,388.9	100%

Net Debt
Financial Assets(3)	(107.9)		(68.6)		(231.4)		(79.4)		(85.6)		(179.4)

Total Net Debt	Ps.1,788.3		Ps. 2,332.7		Ps. 2,471.3		Ps. 2,809.0		Ps. 3,112.1		Ps. 3,209.5

Gross Internal Debt/GDP		16.1%		19.8%		21.3%		21.0%		20.9%		23.1%
Net Internal Debt/GDP		15.2%		19.2%		19.5%		20.4%		20.4%		21.9%

Note: Numbers may not total due to rounding.

n.a. = not available.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations pursuant to Regulación Monetaria, which amounted to approximately Ps. 773.5 billion at March 31, 2012. Regulación Monetaria does not increase the Mexican Government’s overall level of internal debt, because Banco de México must reimburse the Mexican Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Mexican Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, Regulación Monetaria can result in the level of outstanding internal debt being higher than the Mexican Government’s figure for net internal debt.
(2)	Preliminary.
(3)	Includes the net balance denominated in pesos of the General Account of the Federal Treasury with Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at March 31, 2012, outstanding public sector gross external debt totaled U.S. $121.1 billion, as compared to U.S. $116.4 billion at December 31, 2011. Of this amount, U.S. $118.3 billion represented long-term debt and U.S. $2.7 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at March 31, 2012 represented approximately 27.5% of nominal GDP, 1.5 percentage points higher than at December 31, 2011.

According to preliminary figures, at March 31, 2012, commercial banks held approximately 15.2% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the IMF) held approximately 22.5%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 61.9%; and other creditors held the remaining 0.4%.

The following table sets forth a summary of the external public debt of Mexico, which includes the external debt of the Mexican Government, of budget-controlled agencies and of administratively controlled agencies and a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Mexican Government		Long-Term Debt of Budget- Controlled Agencies		Other Long - Term Public Debt(2)		Total Long - Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2006	U.S. $	39,330	U.S. $	7,046	U.S. $	7,545	U.S. $	53,921	U.S. $	845	U.S. $	54,766
2007		40,114		7,745		6,576		54,435		920		55,355
2008		39,997		9,782		5,885		55,664		1,275		56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010(4)		56,168		45,536		6,385		108,089		2,339		110,428
2011(4)		60,590		47,436		5,625		113,651		2,769		116,420
At March 31, 2012		63,659		49,209		5,476		118,344		2,737		121,081

By Currency(3)

	At December 31,										March 31, 2012(4)
	2007		2008		2009		2010		2011(4)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	44,309	80.0%	47,851	84.0%	77,919	80.9%	90,882	82.3%	97,048	83.4%	101,800	84.1%
Japanese yen	1,157	2.1	1,095	1.9	4,541	4.7	6,864	6.2	6,793	5.8	6,335	5.2
Pounds sterling	1,040	1.9	687	1.2	1,981	2.1	1,920	1.7	1,906	1.6	1,960	1.6
Swiss francs	423	0.8	410	0.7	716	0.7	953	0.9	910	0.8	942	0.8
Others	8,426	15.2	6,896	12.1	11,197	11.6	9,809	8.9	9,763	8.4	10,044	8.3

Total	55,355	100.0%	56,939	100.0%	96,354	100.0%	110,428	100.0%	116,420	100.0%	121,081	100.0%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates at each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of these were outstanding at March 31, 2012), (b) external borrowings by the public sector after March 31, 2012 or (c) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes debt of development banks and other administratively controlled agencies whose finances are consolidated with those of the Mexican Government.
(3)	Adjusted to reflect the effect of currency swaps.
(4)	Preliminary.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

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On January 6, 2012, Mexico issued U.S. $2 billion of its 3.625% Global Notes due 2022. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 3.706%.

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On March 8, 2012, Mexico issued U.S. $2 billion of its 4.750% Global Notes due 2044. The notes were issued under Mexico’s U.S. $80 billion Global Medium Term Notes program at a yield to maturity of 4.839%.

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On June 8, 2012, Mexico issued Japanese yen 50 billion of notes due 2015 and Japanese Yen 30 billion of notes due 2017. The notes were placed in the Japanese public market and bear interest annually at rates of 1.29% and 1.56%, respectively.